Diamond S Shipping Inc.

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

October 1, 2019

Attention: Ms. Aamira Chaudhry

Re:	Diamond S Shipping Inc.
Registration Statement on Form S-1
Registration No. 333-233939

Ladies and Gentlemen:

Diamond S Shipping Inc. (formerly known as Athena SpinCo Inc.), a company incorporated in the Republic of the Marshall Islands (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-233939) (the “Registration Statement”) be accelerated to 10:00 a.m. (Eastern Time) on October 3, 2019, or as soon thereafter as practicable.

The Company acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Randi L. Strudler of Jones Day at 212-326-3626 or rstrudler@jonesday.com for any question you may have. Please notify Ms. Strudler when this request for acceleration has been granted.

Very truly yours,

/s/ Lorraine Annucci
Lorraine Annucci
VP Accounting

cc:	Craig H. Stevenson Kevin M. Kilcullen (Diamond S Shipping Inc.) Randi L. Strudler Bradley C. Brasser (Jones Day)